Filed by Cleveland-Cliffs Inc. Commission File No.: 001-08944 Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: AK Steel Holding Corp Commission File No.: 001-13696

CLEVELAND-CLIFFS INC.

Special Shareholder Meeting

Your vote is needed by
March 9, 2020

Creating a Vertically Integrated Producer of Value-added Iron Ore and Steel Products

Join Your Fellow Shareholders

Vote Today!

Cleveland-Cliffs Inc. and AK Steel have entered into an Agreement and Plan of Merger, providing for Cliffs' acquisition of AK Steel. On March 10, 2020, Cleveland-Cliffs and AK Steel will be holding special shareholder meetings to vote on the transaction.

Your vote is very important. Cliffs and AK Steel cannot complete the proposed Merger unless Cliffs shareholders approve. To ensure your representation, please refer to the enclosed instructional material.

CLIFFS

CLEVELAND-CLIFFS INC.
200 Public Square, Suite 3300, Cleveland, OH 44114
P 216.694.5700 clevelandcliffs.com

February 18, 2020

Dear Fellow Cliffs Shareholders,

In these very busy and exciting times here at Cleveland-Cliffs, I am pleased to report that we are progressing ahead of schedule on all of our necessary steps to close the acquisition of AK Steel.

As you may have seen, on January 22, 2020, we received early termination of the waiting period under the HSR Act for the acquisition from the FTC and, on February 4, 2020, our registration statement related to the acquisition became effective. **These are two of the most significant hurdles in transactions like ours, and we have already cleared both**.

The opportunities that await us as a combined company are substantially greater than what we could have achieved on a standalone basis. As you may know, AK Steel is a very important supplier of the automotive industry in North America, delivering a variety of high-tech steels, from advanced steels used in exposed parts like car doors and roofs, all the way to engineered frame components. What you may not know is that, through its subsidiary Precision Partners, AK Steel is also a Tier 1 supplier of highly engineered car parts to the automotive industry, produced by state-of-the-art robotic operated machinery.

At this time, the North American automotive industry is approaching a monumental inflection point. We find ourselves in the very early moments of **a significant transformational change,** with the adoption of electrical engines in passenger vehicles. While growing in popularity, electrical vehicles still represent a small percentage of vehicles on the road, and are primarily produced by only one car manufacturer. As several other traditional car manufacturers start to introduce new models of electric vehicles over the next few years, the vertically integrated Cliffs-AK Steel will be there to benefit from the trend. With AK Steel's unique technical capabilities, we believe we are positioned better than any other North American steelmaker to supply what is needed. Also, these car manufacturers are existing clients of AK Steel, and are eager to do business with a stronger entity, as the combined Cliffs-AK Steel will be. With **the balance sheet relief we can provide to the standalone AK Steel**, this rare window of opportunity can be explored to our benefit. That would not be possible if we stayed as two separate companies.

This type of disruptive environment, with such significant growth potential, only comes around every so often in the steel industry, and we believe there is no company better suited to take advantage of it than the combined company.

I count on your affirmative vote at our March 10 shareholder meeting, and look forward to keeping you updated on our timeline.

Sincerely,

Lourenco Goncalves

Forward-looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication, words such as "anticipate," "assume," "believe," "build," "continue," "create," "design," "estimate," "expect," "focus," "forecast," "future," "goal," "guidance," "imply," "intend," "look," "objective," "opportunity," "outlook," "plan," "position," "potential," "predict," "project," "prospective," "pursue," "seek," "strategy," "target," "work," "could," "may," "should," "would," "will" or the negative of such terms or other variations thereof and words and terms of similar substance may identify forward-looking statements, including statements with respect to the businesses, strategies and plans of AK Steel and Cliffs, their expectations relating to the Merger, including the expected benefits of the proposed Merger and the anticipated completion of the proposed Merger or the timing thereof, and their respective future financial condition and performance and expectations, estimates and projections about Cliffs' or AK Steel's respective industries or businesses. Cliffs and AK Steel caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the risk that the Merger Agreement may be terminated in accordance with its terms and that the Merger may not be completed; the possibility that Cliffs shareholders may not approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of Cliffs common shares in connection with the Merger; the possibility that AK Steel stockholders may not adopt the Merger Agreement; the risk that the parties may not be able to satisfy any or all of the conditions to the completion of the Merger in a timely manner or at all; the risk that governmental agencies may require Cliffs to agree to certain restrictions on the combined company's business in order to obtain the required regulatory approvals for the Merger, which may negatively impact the combined company's results of operations; the risk that the Merger may be less accretive than expected, or may be dilutive, to Cliffs' earnings per share, which may negatively affect the market price of Cliffs common shares; the possibility that Cliffs and AK Steel will incur significant transaction and other costs in connection with the Merger, which may be in excess of those anticipated by Cliffs or AK Steel; the risk that the financing transactions to be undertaken in connection with the Merger have a negative impact on the combined company's credit profile or financial condition; the risk that Cliffs may fail to realize the benefits expected from the Merger; the risk that the combined company may be unable to achieve anticipated synergies or that it may take longer than expected to achieve those synergies; the risk that any announcements relating to, or the completion of, the Merger could have adverse effects on the market price of Cliffs common shares; the risk related to any unforeseen liability and future capital expenditure of AK Steel or Cliffs; pending litigation relating to the proposed Merger and potential future litigation that could be instituted against Cliffs, AK Steel or their respective directors; the risks related to Cliffs' ability to issue new senior notes or obtain a new revolving credit facility in connection with the Merger on favorable terms, if at all; the risk that the Merger and its announcement or completion could have an adverse effect on the ability of Cliffs and AK Steel to retain customers, retain and hire key personnel and/or maintain relationships with their suppliers and business partners; and the risk of any changes in general economic, market or business conditions, or changes in the economic or financial condition of Cliffs and AK Steel. Other risks to Cliffs and AK Steel and factors that may present significant additional obstacles to the realization of forward-looking statements or that could have a material adverse effect on Cliffs' and AK Steel's respective financial condition, operating results, credit rating, liquidity and businesses generally are described under the caption "Risk Factors" in Cliffs' and AK Steel's respective Annual Reports on Form 10-K for the year ended December 31, 2018 and other periodic reports filed with the Securities and Exchange Commission (the "SEC") as well as in the Registration Statement (as defined below).

Unless expressly stated otherwise, forward-looking statements are based on the expectations and beliefs of the respective management teams of Cliffs and AK Steel based on information currently available. Forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions and estimates that are inherently affected by the respective operations and business environments of Cliffs and AK Steel, including economic, competitive, regulatory and operational risks, many of which are beyond the control of Cliffs and AK Steel and which are difficult to predict and may turn out to be wrong. The foregoing list of factors should not be construed to be exhaustive. There is no assurance that the actions, events or results of the forward-looking statements will occur, or, if any of them do, when they will occur or what effect they will have on the results of operations, financial condition or cash flows of Cliffs or AK Steel. In view of these uncertainties, Cliffs and AK Steel caution that investors should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Cliffs and AK Steel undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Additional Information and Where to Find It

In connection with the proposed Merger, Cliffs filed with the SEC a registration statement on Form S-4 (File No. 333-235855) (as it may be amended and supplemented from time to time, the "Registration Statement") that was declared effective by the SEC on February 4, 2020, and which includes a joint proxy statement of Cliffs and AK Steel and also constitutes a prospectus of Cliffs. Cliffs and AK Steel may also file other documents with the SEC regarding the proposed Merger. This communication is not a substitute for the Registration Statement or any other such document that Cliffs or AK Steel may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The definitive joint proxy statement/prospectus was mailed to shareholders of Cliffs and stockholders of AK Steel on or about February 5, 2020. Investors and securityholders may obtain copies of the Registration Statement and the other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. Documents filed with the SEC by Cliffs are also available from Cliffs free of charge at its website, www.clevelandcliffs.com, or by contacting Cliffs' Investor Relations at 216.694.6544. Documents filed with the SEC by AK Steel are also available from AK Steel free of charge at its website, www.aksteel.com, or by contacting AK Steel's Investor Relations at 513.425.5215.

Participants in the Solicitation Regarding the Proposed Merger

Cliffs and AK Steel and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information regarding Cliffs' directors and officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for Cliffs' 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2019. Information concerning AK Steel's directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for AK Steel's 2019 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 10, 2019. Additional information regarding the interests of these participants is included in the joint proxy statement/prospectus that forms part of the Registration Statement, as well as other relevant materials filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated above.

CLIFFS

CLEVELAND-CLIFFS INC.

CLEVELAND-CLIFFS INC.
ATTN: EVP, Chief Legal Officer & Secretary
200 Public Square, Suite 3300
Cleveland, OH 44114-2315

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 03/09/2020 for shares held directly and by 11:59 P.M. ET on 03/05/2020 for shares held in a Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on 03/09/2020 for shares held directly and by 11:59 P.M. ET on 03/05/2020 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR proposals 1 and 2.

	For	Against	Abstain
1. To approve the Agreement and Plan of Merger, dated December 2, 2019, among Cleveland-Cliffs Inc., AK Steel Holding Corporation and Pepper Merger Sub Inc. ("Merger Sub") (pursuant to which, as described in the joint proxy statement/prospectus, dated February 4, 2020, Merger Sub will merge with and into AK Steel Holding Corporation (the "Merger")), and the transactions contemplated thereby, including the issuance of Cliffs common shares, par value $0.125 per share, in connection with the Merger.	☐	☐	☐
2. To adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve proposal 1.	☐	☐	☐

NOTE: Such other business as may properly come before the Special Meeting or any adjournment thereof.

For address change/comments, mark here. ☐
(see reverse for instructions)

	Yes	No
Please indicate if you plan to attend this meeting	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000437551_1 R1.0.1.18

CLIFFS

CLEVELAND-CLIFFS INC.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Notice and Joint Proxy Statement/Prospectus are available at www.proxyvote.com

PROXY - CLEVELAND-CLIFFS INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
PROXY SOLICITED BY BOARD OF DIRECTORS FOR SPECIAL MEETING

Lourenco Goncalves, Keith A. Koci and James D. Graham (the "Proxies"), or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Special Meeting of Shareholders of Cleveland-Cliffs Inc. to be held on March 10, 2020 (the "Special Meeting") or at any postponement or adjournment thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH YOUR SPECIFIC INSTRUCTIONS AS INDICATED ON THE REVERSE SIDE OF THIS PROXY. IF YOU SIGN AND RETURN YOUR PROXY BUT DO NOT CHECK THE APPROPRIATE BOX FOR A PARTICULAR PROPOSAL, THE PROXIES WILL VOTE THE SHARES FOR PROPOSALS 1 AND 2.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof.

Address change/comments:

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

0000437551_2 R1.0.1.18